SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number 0-25812
                                                                        -------

                           NOTIFICATION OF LATE FILING

(Check One):  [ X ] Form 10-K      [   ] Form 11-K              [  ] Form 20-F
              [   ] Form 10-Q      [   ] Form N-SAR

For Period Ended:    DECEMBER 31, 2000
                   -------------------

    [_]  Transition Report on Form 10-K     [_]  Transition Report on Form 10-Q
    [_]  Transition Report on Form 20-F     [_]  Transition Report on Form N-SAR
    [_]  Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________

     READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant PSINET INC.
                        --------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (street and number)

    44983 KNOLL SQUARE
- --------------------------------------------------------------------------------

City, state and zip code  ASHBURN, VIRGINIA  20147
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |   (a)    The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable effort or
       |          expense;
       |
       |   (b)    The subject annual report, semi-annual report, transition
       |          report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
       |          thereof, will be filed on or before the 15th calendar day
       |          following the prescribed due date; or the subject quarterly
  [X]  |          report or transition report on Form 10-Q, or portion thereof
       |          will be filed on or before the fifth calendar day following
       |          the prescribed due date; and
       |
       |   (c)    The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant's Form 10-K could not be filed within the prescribed time period because the registrant's 2000 financial statements are not yet completed due to the need to complete an independent outside valuation for certain potentially impaired assets caused by rapidly changing circumstances impacting the registrant.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

 Lawrence E. Hyatt                 703                 726-4190
- --------------------------------------------------------------------------------
 (Name)                         (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                [x] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes  [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     With respect to item (3) of Part IV above, as discussed in the registrant's Form 10-Q for the quarter ended September 30, 2000 (filed November 15, 2000) and the registrant's current reports on Form 8-K dated March 13, 2001 and March 19, 2001, the registrant has incurred significant losses during 2000 from operations and has recorded impairment charges related to certain long-lived assets. The registrant believes that additional impairment charges, which may be significant, will be incurred during the fourth quarter of 2000. In addition, in conjunction with the audit of its financial statements for the year ended December 31, 2000, the registrant expects to receive a going concern qualification in its audit opinion from PricewaterhouseCoopers LLP.



                                   PSINET INC.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  APRIL 2, 2001                         By:/s/Lawrence E. Hyatt
     ----------------------                    ---------------------------------
                                               Lawrence E. Hyatt
                                               Executive Vice President and
                                               Chief Financial Officer